

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Joseph Jordan
Chief Financial Officer
ATI Physical Therapy, Inc.
790 Remington Boulevard
Bolingbrook, Illinois 60440

      **Re:  ATI Physical Therapy, Inc.**
          **Registration Statement on Form S-3**
          **Filed August 9, 2023**
          **File No. 333-273843**

Dear Joseph Jordan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services

cc:    Alexander Lynch, Esq.